Proxy Voting and Other Legal Matters

Overview (Proxy Voting Rule 206(4)-6)

An investment adviser that exercises voting authority over Client proxies is required to:

•	Adopt and implement written policies and procedures that are reasonably designed to ensure that you vote Client securities in the best interest of Clients, which procedures must include how you address material conflicts that may arise between your interests and those of your Clients;
•	Disclose to Clients how they may obtain information from you about how the Firm voted the proxies associated with their securities;
•	Describe to Clients your proxy voting policies and procedures and, upon request, furnish a copy of the policies and procedures to the requesting Client.
•	Maintain certain records related to proxy voting including a copy of each proxy statement that the investment adviser receives regarding Client securities.

An investment adviser may satisfy the last requirement by relying on a third party to make and retain, on the investment adviser's behalf, a copy of a proxy statement (provided that the adviser has obtained an undertaking from the third party to provide a copy of the proxy statement promptly upon request) or may rely on obtaining a copy of a proxy statement from the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system.

Policy

The Firm recognizes that the act of managing assets of clients consisting of common stock can include the voting of proxies related to the stock. Each client can either: (i) delegate the power to vote proxies to the adviser; or (ii) retain the authority to vote his or her proxy. Where a client has delegated the power to vote proxies in his or her account, the Firm will vote the proxies in a manner that is in the best interests of the client. When the Firm has such responsibility, it will follow the Proxy Voting Policies and Procedures.

Responsibility

The Chief Compliance Officer, or designee, is responsible for ensuring accurate and adequate disclosure in Form ADV Part 2A (the Brochure) and periodically reviewing proxy voting documentation.

Procedures

Duty of Care

As a registered investment adviser with the SEC, St. James owes its Clients a duty of care, and a duty of loyalty, at all times. This means that, if granted the authority to vote proxies, St. James must always vote in the best interests of its clients. St. James must maintain copies of all proxy votes cast on Clients’ behalf, and St. James will provide Clients with this information upon request.

Proxy Voting Authority

Currently, St. James has agreed to retain proxy voting authority over accounts for which the client has requested the Firm do so. For those clients that have authorized St. James to vote proxies on their behalf, proxy voting ballots are to be sent directly to St. James by the custodian for the account. For all others, St. James has been informed by the account custodians that proxy ballots will be sent directly to the Client at their address of record. For those Clients that vote their own proxies, but would still like advice before casting their ballot, instructions will be provided telling them to contact St. James at 214-484-7250.

Determining the Vote

It is St. James’ policy to vote, and St. James will advise the Client to vote, proxies along with management suggestions, unless St. James or the Client, if the Client is voting the proxy, is aware of any information that would affect the voting. Examples of factors that may be considered when voting on particular matters presented to St. James, are; changes in corporate governance structures, adoption or amendments to compensation plans (including stock options), matters involving social issues or corporate responsibility and other matters that directly affect the fees paid by the Firm’s Clients. This is not an all-inclusive list.

For proxies to elect candidates to directorships of a public company or mutual fund, St. James will vote in favor of the ballot recommendations of the public company or mutual fund’s management, unless St. James has personal knowledge of a problem or has a direct conflict of interest. Robert Mark, or his designee, will have the authority to vote all proxy requests received.

Material Conflicts of Interest

St. James recognizes that employees, advisory representatives and/or officers of the Firm may have relationships that may place the Firm in a conflict of interest situation that could be material to its business.

St. James is not currently aware of any material conflicts of interest that would affect its proxy voting or guidance to clients, although senior management is aware that they must keep this in mind. In most matters where a material conflict of interest is involved, St. James will follow management’s recommendations unless personal information is known to the Firm that leads it to believe this is not in the client’s best interest. At all times, St. James must be able to demonstrate that the conflict of interest did not affect its vote on such matters.

Some potential conflicts of interest can include an adviser or affiliate who: manages a pension plan; administers employee benefit plans; provides brokerage, underwriting, insurance, or banking services to a company whose management is soliciting proxies; or has business or personal relationships with participants in proxy contests, corporate directors, or candidates for directorship.

Another example of a potential material conflict of interest may be an adviser, that is solicited to vote client proxies, approving an increase in fees deducted from mutual fund assets pursuant to a 12b-1 plan if the fees are a source of compensation for the adviser.

Should a potential material conflict of interest be identified, St. James will document it, in writing, for the proxy files and disclose it to the Client, in writing, before a vote is cast. Robert Mark, or his designee, will disclose such conflicts along with a record of how St. James chooses to vote the proxy.

In the event of a conflict of interest, no vote will be cast without prior approval from the Client. This approval may be either verbal or in writing, and documentation of the approval will be maintained in the Client’s file. At all times, St. James will choose to vote in what it believes are the best interests of the Client.

St. James will also assess its conflicts of interest in any given situation before providing advice to a Client requesting guidance on how to vote a specific proxy. This will be documented in the Client’s file, and notes on the discussion with the Client (along with the Client’s questions on the proxy) will be maintained as well. In no instance, will St. James tell the client how to vote. St. James will provide guidance only.

Not Voting a Proxy

At times, St. James may choose not to vote proxies based on its apparent or perceived conflict of interest. In these circumstances, not voting may be in the best interest of the Client. Accordingly, in these cases, St. James will disclose to that Client that St. James cannot vote the proxy, so the Client can choose whether, or not, to vote the proxy directly.

St. James may choose not to vote proxies due to other considerations as well. For example, the administrative burden or expense to do the due diligence on a vote or to cast the vote (e.g., the vote must be cast in person) outweighs the benefits of voting the proxy. St. James will maintain a list of all votes not cast.

Requests from Clients

St. James will provide a copy of its policies and procedures on proxy voting, and a record of all proxy votes cast (or not cast) on Clients’ behalf, to Clients when they request them. St. James may deliver the policies and procedures or the voting record for the Client, as applicable, by email, US mail, or in person. Some proxies may be cast “blind” without particular knowledge of the Client that owns the security. St. James will provide a record of these votes to all requesting clients, via the delivery methods above.

All personal data must be removed from proxy vote records requests before a copy is provided to the Client (i.e., CUSIP or account numbers, tax identification numbers, etc.) unless St. James is only providing voting records for that particular Client and no other Client’s information is included.

Maintenance of Books and Records

St. James does not prepare documents that are material to its decisions on client proxies. The following books and records, in connection with St. James’ proxy voting, will be maintained for a period of five years from the end of the St. James fiscal year during which the last entry in the record was made:

•	St. James Proxy Voting Policies and Procedures, and all updates thereto
•	A list of all clients that have given St. James proxy voting authority, along with a current list (or statement) of their holdings
•	Documentation of all proxies received, and all proxy votes cast, or not cast, on behalf of clients
•	Documentation of all conflicts of interest identified by St. James in connection with proxies received
•	Documentation of disclosures to Client(s), in connection with any identified conflicts of interest, and a list of Clients who received them, how they were delivered, and any authorization received from Client(s) for St. James to vote the subject proxy
•	Documentation of any guidance that St. James provided to a Client on a proxy
•	Documentation of all Client requests for proxy voting policies and procedures and for proxy votes cast (or not cast), the date the request was received, the date the procedures (or voting information) were delivered and how they were delivered, and a copy of the material provided, along with any accompanying document or cover letter

Proxy Voting Reconciliation

Because SJIC manages client accounts held at a number of different custodians, it is not feasible for SJIC to reconcile client proxies each time a vote occurs. Therefore, the CCO will periodically reconcile a sample of proxies voted with the holdings in client accounts and maintain documentation of each reconciliation. If a reconciliation identifies proxy voting exceptions, the CCO will document the reason(s) for the exceptions and further actions taken, if any.

St. James utilizes “ProxyEdge”, a web-based software, to vote and track proxies.

Any questions on these policies or procedures should be directed to Amy Burson or Robert Mark of St. James Investment Company. Amy Burson is responsible for maintaining these procedures.